December 14, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation

Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011

Filed May 20, 2011 and August 1, 2011, respectively

File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated November 14, 2011, from Ms. Kathleen Collins to Mr. Enrique Salem of Symantec Corporation (“we,” “our” and “us” and the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Form 10-K and Form 10-K/A for Fiscal Year Ended April 1, 2011

Critical Accounting Estimates

Valuation of Goodwill, Intangible Assets and Long-lived Assets, page 30

1.	We note your response to prior comment 3 where you provided the discount rates used in the goodwill analysis for each of your reporting units. Explain further how you determined the reasonableness of the discount rates used in your 2010/2011 analyses and specifically address how you determined it was appropriate to lower the discount rate in fiscal 2010 due to the stabilization of risk associated with the global economic conditions.

Response:

The discount rates used for each of our reporting units were determined based on the Company’s computed Weighted Average Cost of Capital (“WACC”). Included in the WACC is a cost of equity developed based on the Capital Asset Pricing Model (“CAPM”). Both the WACC and CAPM reflect expectations of economic risk as well as company-specific risk, using available market data as of the valuation date. While we believed that these calculations produced reasonable discount rates, to further validate the appropriateness of our discount rates, we compared the aggregate market value of our publicly-traded equity (plus an appropriate control premium, which was supported by market participant assumptions) to the value of each reporting unit (and its associated assumed growth rate), and concluded, based on the totality of the inputs and computations, that the discount rates used for each of the reporting units were reasonable.

In addition, after taking into account the above-described inputs and computations, we determined that it was appropriate to lower the discount rate from fiscal 2009 to fiscal 2010 because both economic risk and company-specific risk were viewed to be lower as a result of stabilization of the economy and as reflected by an increase in our stock price from fiscal 2009 to fiscal 2010.

2.	In addition, we note that a 1.5% decrease in the long-term growth rate would result in a decrease in the fair value of your Security and Compliance reporting unit that is approximately 2% below the carrying value of such unit. Explain further how you determined the reasonableness of the growth rate assumption used in your goodwill analysis for the Security and Compliance reporting unit and tell us how this compares to the assumptions used in your other reporting units as well as to the assumptions used in your prior years analyses. Further, tell us your consideration to include a discussion in MD&A regarding how changes in such assumption could potentially impact your impairment analysis.

Response:

In our analysis of the Security and Compliance reporting unit, we utilized a long-term growth rate (“LTGR”) of [A1]. This LTGR was considered to be reasonable based on consideration of the Company’s forecast as a whole, the reporting unit’s stand alone forecast, guideline public company growth rates, as well as expected long-term U.S. real GDP growth, expected inflation, and the market outlook for the software industry generally. We did not see any evidence that the short-term fluctuations in the economy and the overall market would significantly impact the long-term growth potential of the Security and Compliance reporting unit (i.e., short-term fluctuations should not have a material impact on the long-term assessment of expected growth rates).

Please note that the [A1] LTGR used in fiscal 2011 for our Security and Compliance reporting unit was the same growth rate used for our Storage and Server Management and Services reporting units in our fiscal 2011, 2010 and 2009 analyses. The LTGR used for our Consumer reporting unit was [A2] for fiscal years 2011, 2010 and 2009. Our Consumer reporting unit had a lower LTGR than our other reporting unit because the business was considered to be more mature.

We have in the past, including in our latest Form 10-K, explained in our discussion of Critical Accounting Estimates that future cash flow from the reporting unit in question is an important estimate made by management in completing its assessment of goodwill. We have also noted in our Risk Factor regarding potential accounting charges that we may have goodwill impairment and future cash flow is an item assessed in the goodwill analysis. This being the case, we believe that we have made investors aware that changes in the growth rate could impact the outcome of the impairment analysis. We have not historically included discussion in our MD&A about the actual LTGR used in the assessment of goodwill as we did not believe that this specific information would be meaningful to investors in understanding the estimates that we make to support this analysis. Further, we did not expect our LTGRs to change over the foreseeable future. There would need to be a substantial change (e.g., due to economic risk, regulation, competition, etc.) to a reporting unit of our business to affect the LTGRs used in the goodwill impairment analyses. We will in the future consider adding more specific disclosure regarding sensitivity of the goodwill assessment to the LTGRs used in the analysis.

The growth rates identified as A1 –A2 in the Company’s response to the Staff’s comment 2 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

*****

Please direct any comments or questions regarding this filing to me at 650-527-6643 or to Phillip Bullock, Chief Accounting Officer of the Company, at 650-527-6177.

Very truly yours,

/s/ James A. Beer

James A. Beer
Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors

          Enrique Salem, President and Chief Executive Officer

          Scott Taylor, Executive Vice President, General Counsel and Secretary

          Phillip Bullock, Senior Vice President, Finance and Chief Accounting Officer

          Jana Barsten, KPMG LLP

          Daniel J. Winnike, Fenwick & West LLP

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